Exhibit 99.1

Explanatory Note

Melco Resorts Finance Limited’s Quarterly Report

for the Three and Nine Months Ended September 30, 2019

This quarterly report serves to provide holders of Melco Resorts Finance Limited’s US$1,000,000,000 4.875% senior notes due 2025 (the “2025 Senior Notes”) with Melco Resorts Finance Limited’s unaudited condensed consolidated financial statements, comprising condensed consolidated balance sheets, condensed consolidated statements of operations and condensed consolidated statements of cash flows, for the three and nine months ended September 30, 2019, together with related information, pursuant to the terms of the indenture, dated June 6, 2017, relating to the 2025 Senior Notes. Melco Resorts Finance Limited is a wholly-owned subsidiary of Melco Resorts & Entertainment Limited.

Melco Resorts Finance Limited

Report for the Third Quarter of 2019

INTRODUCTION

In this quarterly report, unless otherwise indicated:

•

“2015 Credit Facilities” refers to the credit facilities entered into pursuant to an amendment and restatement agreement dated June 19, 2015, as amended from time to time, between, among others, Melco Resorts Macau, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent, in a total amount of HK$13.65 billion (equivalent to approximately US$1.75 billion), comprising a HK$3.90 billion (equivalent to approximately US$500 million) term loan facility and a HK$9.75 billion (equivalent to approximately US$1.25 billion) revolving credit facility;

•	“2026 Senior Notes” refer to the US$500.0 million aggregate principal amount of 5.250% senior notes due 2026 issued by our company on April 26, 2019;

•	“2027 Senior Notes” refer to the US$600.0 million aggregate principal amount of 5.625% senior notes due 2027 issued by our company on July 17, 2019;

•	“Additional 2025 Senior Notes” refer to the US$350.0 million aggregate principal amount of the 2025 Senior Notes issued on July 3, 2017;

•	“Altira Macau” refers to an integrated casino and hotel development located in Taipa, Macau, that caters to Asian VIP rolling chip customers;

•	“AUD” refers to the legal currency of Australia;

•	“China” and “PRC” refer to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan from a geographical point of view;

•

“City of Dreams” refers to a casino, hotel, retail and entertainment integrated resort located in Cotai, Macau, which currently features casino areas and four luxury hotels, including a collection of retail brands, a wet stage performance theater and other entertainment venues;

•	“Cotai” refers to an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•	“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

•	“First 2025 Senior Notes” refer to the US$650.0 million aggregate principal amount of the 2025 Senior Notes issued on June 6, 2017;

•	“HK$” and “H.K. dollar(s)” refer to the legal currency of Hong Kong;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

•	“Macau” refers to the Macau Special Administrative Region of the PRC;

•	“Melco Resorts Macau” refers to our subsidiary, Melco Resorts (Macau) Limited, a Macau company and the holder of our gaming subconcession;

•	“Mocha Clubs” refer to, collectively, our clubs with gaming machines, which are now the largest non-casino based operations of electronic gaming machines in Macau;

•	“our subconcession” and “our gaming subconcession” refer to the Macau gaming subconcession held by Melco Resorts Macau;

•	“Parent” and “Melco” refer to Melco Resorts & Entertainment Limited, a Cayman Islands exempted company with limited liability;

•	“Pataca(s)” and “MOP” refer to the legal currency of Macau;

•

“Services and Right to Use Arrangements” refers to the agreement entered into among, inter alia, Melco Resorts Macau and Studio City Entertainment, dated May 11, 2007 and amended on June 15, 2012, and any other agreements or arrangements entered into from time to time, which may amend, supplement or relate to the aforementioned agreements or arrangements;

•	“Studio City” refers to a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau;

•	“Studio City Casino” refers to the gaming areas being operated within Studio City;

•	“Studio City Entertainment” refers to our affiliate, Studio City Entertainment Limited, a Macau company and a subsidiary of the Parent;

•	“US$” and “U.S. dollar(s)” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the U.S. generally accepted accounting principles; and

•	“we,” “us,” “our” and “our company” refer to Melco Resorts Finance Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This quarterly report includes our unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2019.

Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. We operate in a heavily regulated and evolving industry and have a highly leveraged business model. Moreover, we operate in Macau’s gaming sector, a market with intense competition, and therefore new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitations in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

The forward-looking statements made in this quarterly report relate only to events or information as of the date on which the statements are made in this quarterly report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this quarterly report with the understanding that our actual future results may be materially different from what we expect.

GLOSSARY

“cage”	a secure room within a casino with a facility that allows patrons to carry out transactions required to participate in gaming activities, such as exchange of cash for chips and exchange of chips for cash or other chips

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“drop”	the amount of cash to purchase gaming chips and promotional vouchers that is deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic gaming table”	table with an electronic or computerized wagering and payment system that allow players to place bets from multiple-player gaming seats

“gaming machine”	slot machine and/or electronic gaming table

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win (calculated before non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) expressed as a percentage of gaming machine handle

“gaming promoter”	an individual or corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming operator

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters to play in the VIP gaming rooms or areas

“marker”	evidence of indebtedness by a player to the casino or gaming operator

“mass market patron”	a customer who plays in the mass market segment

“mass market segment”	consists of both table games and gaming machines played by mass market players primarily for cash stakes

“mass market table games drop”	the amount of table games drop in the mass market table games segment

“mass market table games hold percentage”	mass market table games win (calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of mass market table games drop

“mass market table games segment”	the mass market segment consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“premium direct player”	a rolling chip player who is a direct customer of the concessionaires or subconcessionaires and is attracted to the casino through direct marketing efforts and relationships with the gaming operator

“rolling chip” or “VIP rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who primarily plays on rolling chip or VIP rolling chip tables and typically plays for higher stakes than mass market gaming patrons

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate”	rolling chip table games win (calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of rolling chip volume

“slot machine”	traditional slot or electronic gaming machine operated by a single player

“subconcession”	an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, and a subconcessionaire, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues. Table games win is calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

“VIP gaming room”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

EXCHANGE RATE INFORMATION

The majority of our current revenues are denominated in H.K. dollars, while our current expenses are denominated predominantly in Patacas and H.K. dollars, and in connection with a portion of our indebtedness and certain expenses, in U.S. dollars. The non-financial pages of this quarterly report include all translations from H.K. dollars to U.S. dollars and from U.S. dollars to H.K. dollars at a rate of HK$7.8410 to US$1.00, unless otherwise noted.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since October 17, 1983, the H.K. dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate, and, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The noon buying rate on September 30, 2019 in New York City for cable transfers in H.K. dollars for U.S. dollars, provided in the H.10 weekly statistical release of the Federal Reserve Board of the United States as certified for customs purposes by the Federal Reserve Bank of New York, was HK$7.8401 to US$1.00. On November 15, 2019, the noon buying rate was HK$7.8261 to US$1.00. We make no representation that any H.K. dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or H.K. dollars, as the case may be, at any particular rate or at all.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 = MOP1.03. All translations from Pataca to U.S. dollar in the non-financial pages of this quarterly report were made at the exchange rate of MOP8.0762 = US$1.00. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Pataca.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in connection with our unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Our unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2018. Our unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements for the year ended December 31, 2018, except for the adoption of Accounting Standards Codification 842, Leases (Topic 842) (“New Leases Standard”) on January 1, 2019 under the modified retrospective method. Amounts for the periods beginning on or after January 1, 2019 are presented under the New Leases Standard, while prior period amounts are not adjusted and continue to be reported in accordance with the previous basis. The historical results are not necessarily indicative of the results of operations to be expected in the future. Certain statements in this “Financial Condition and Results of Operations” are forward-looking statements.

Summary of Financial Results

For the third quarter of 2019, our total operating revenues were US$1.30 billion, an increase of 19.0% from US$1.09 billion of total operating revenues for the third quarter of 2018. The increase in total operating revenues was primarily attributable to increased casino revenues generated from City of Dreams and Altira Macau, partially offset by decreased casino revenues generated from the operations of Studio City Casino by our subsidiary, Melco Resorts Macau, the gaming subconcessionaire. Net income from Studio City Casino gaming operations are reimbursed to Studio City Entertainment pursuant to the Services and Right to Use Arrangements. Such reimbursement is included in general and administrative expenses.

Net income for the third quarter of 2019 was US$93.0 million, compared to US$24.7 million for the third quarter of 2018. The increase in profitability was primarily attributable to better performance at City of Dreams and Altira Macau, partially offset by higher interest expenses from the issuance of the 2026 Senior Notes in April 2019 and the 2027 Senior Notes in July 2019 and higher net foreign exchange losses in the third quarter of 2019.

The following summarizes the results of our operations:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
	(In thousands of US$)
Total operating revenues	$1,295,515	$1,088,612	$3,824,405	$3,348,865
Total operating costs and expenses	$(1,144,376)	$(1,043,386)	$(3,369,159)	$(3,061,994)
Operating income	$151,139	$45,226	$455,246	$286,871
Net income	$92,973	$24,740	$337,670	$245,287

Results of Operations

City of Dreams Third Quarter Results

For the quarter ended September 30, 2019, total operating revenues at City of Dreams were US$816.1 million compared to US$631.7 million in the third quarter of 2018. The increase in total operating revenues was primarily attributable to better performance in the rolling chip and mass market table games segments.

Rolling chip volume was US$17.2 billion for the third quarter of 2019 versus US$12.3 billion in the third quarter of 2018. The rolling chip win rate was 2.69% in the third quarter of 2019 versus 2.45% in the third quarter of 2018. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop increased to US$1.41 billion in the third quarter of 2019 compared with US$1.34 billion in the third quarter of 2018. The mass market table games hold percentage was 33.2% in the third quarter of 2019 compared to 27.8% in the third quarter of 2018.

Gaming machine handle for the third quarter of 2019 was US$1.21 billion, compared with US$1.12 billion in the third quarter of 2018. The gaming machine win rate was 3.1% in the third quarter of 2019 versus 4.3% in the third quarter of 2018.

Total non-gaming revenue at City of Dreams in the third quarter of 2019 was US$129.5 million, compared with US$127.8 million in the third quarter of 2018.

Altira Macau Third Quarter Results

For the quarter ended September 30, 2019, total operating revenues at Altira Macau were US$114.1 million compared to US$90.3 million in the third quarter of 2018. The increase in total operating revenues was primarily a result of better performance in all gaming segments.

Rolling chip volume was US$4.05 billion in the third quarter of 2019 versus US$5.48 billion in the third quarter of 2018. The rolling chip win rate was 3.62% in the third quarter of 2019 versus 2.39% in the third quarter of 2018. The expected rolling chip win rate range is 2.85% - 3.15%.

In the mass market table games segment, drop was US$154.2 million in the third quarter of 2019 versus US$130.8 million in the third quarter of 2018. The mass market table games hold percentage was 21.6% in the third quarter of 2019 compared with 18.2% in the third quarter of 2018.

Gaming machine handle for the third quarter of 2019 was US$79.4 million, compared with US$33.7 million in the third quarter of 2018. The increase was primarily due to an increase in the average number of gaming machines to 178 in the third quarter of 2019, compared to 128 in the third quarter of 2018. The gaming machine win rate was 4.2% in the third quarter of 2019 versus 5.6% in the third quarter of 2018.

Total non-gaming revenue at Altira Macau in the third quarter of 2019 was US$6.9 million, compared with US$7.0 million in the third quarter of 2018.

Mocha Clubs Third Quarter Results

Total operating revenues from Mocha Clubs totaled US$29.6 million in the third quarter of 2019 as compared to US$28.5 million in the third quarter of 2018.

Gaming machine handle for the third quarter of 2019 was US$633.6 million, compared with US$616.9 million in the third quarter of 2018. The gaming machine win rate was 4.7% for both quarters ended September 30, 2019 and 2018.

Other Factors Affecting Third Quarter Earnings

Total net non-operating expenses for the third quarter of 2019 were US$57.7 million, which mainly included interest expenses of US$36.8 million and net foreign exchange losses of US$20.5 million, compared to total net non-operating expenses of US$19.7 million for the third quarter of 2018, which mainly included interest expenses of US$19.1 million.

Nine Months’ Results

For the nine months ended September 30, 2019, our total operating revenues were US$3.82 billion compared to US$3.35 billion for the nine months ended September 30, 2018. The increase in total operating revenues was primarily attributable to increased casino revenues generated from City of Dreams and Altira Macau, as well as higher non-gaming revenue as a result of the opening of Morpheus in June 2018, partially offset by decreased casino revenues generated from the operations of Studio City Casino by our subsidiary, Melco Resorts Macau, the gaming subconcessionaire.

Net income for the nine months ended September 30, 2019 was US$337.7 million, compared with net income of US$245.3 million in the comparable period of 2018. The increase in profitability was primarily attributable to better performance at City of Dreams and lower pre-opening costs in the nine months ended September 30, 2019, partially offset by higher depreciation and amortization expenses from the opening of Morpheus in June 2018, higher interest expenses from the additional drawdown of the 2015 Credit Facilities in the second half of 2018, the issuance of the 2026 Senior Notes in April 2019 and the 2027 Senior Notes in July 2019, the cessation of capitalized interest in June 2018 following the opening of Morpheus and higher net foreign exchange losses.

Liquidity and Capital Resources

We have relied and intend to rely on cash generated from our operations and debt and equity financings to meet our financing needs and repay our indebtedness, as the case may be. We expect to have significant capital expenditures in the future as we continue to develop our properties. Any other future developments may be subject to further financing and a number of other factors, many of which are beyond our control.

As of September 30, 2019, we held cash and cash equivalents of US$724.2 million and the HK$5.52 billion (equivalent to approximately US$704 million) revolving credit facility under the 2015 Credit Facilities was available for future drawdowns, subject to satisfaction of certain conditions precedent. Further, the 2015 Credit Facilities includes an incremental facility of up to US$1.3 billion to be made available upon further agreement with any of the existing lenders under the 2015 Credit Facilities or with other entities.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
	(In thousands of US$)
Net cash provided by operating activities	$171,580	$166,252	$290,096	$515,824
Net cash used in investing activities	$(55,701)	$(486,156)	$(725,799)	$(689,444)
Net cash (used in) provided by financing activities	$(39,112)	$164,779	$277,951	$23,095
Effect of foreign exchange on cash and cash equivalents	$(3,105)	$—	$(1,065)	$—

Net increase (decrease) in cash and cash equivalents	$73,662	$(155,125)	$(158,817)	$(150,525)
Cash and cash equivalents at beginning of period	$650,510	$841,905	$882,989	$837,305

Cash and cash equivalents at end of period	$724,172	$686,780	$724,172	$686,780

Operating Activities

Operating cash flows are generally affected by changes in operating income and accounts receivable related to VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business, including mass market table games play, gaming machine play, food and beverage, and entertainment that are conducted primarily on a cash basis.

Net cash provided by operating activities was US$171.6 million for the third quarter of 2019, compared to net cash provided by operating activities of US$166.3 million for the third quarter of 2018. The change was attributable to higher contribution of cash from operations, partially offset by increased working capital needed for operations.

Net cash provided by operating activities was US$290.1 million for the nine months ended September 30, 2019, compared to net cash provided by operating activities of US$515.8 million for the nine months ended September 30, 2018. The change was attributable to increased working capital needed for operations, partially offset by higher contribution of cash from operations.

Investing Activities

Net cash used in investing activities was US$55.7 million for the third quarter of 2019, compared to US$486.2 million for the third quarter of 2018. The change was primarily due to an advance to an affiliated company in the third quarter of 2018 and a decrease in capital expenditure payments during the third quarter of 2019.

Net cash used in investing activities of US$55.7 million for the third quarter of 2019 mainly included capital expenditure payments of US$45.7 million and deposits for acquisition of property and equipment of US$10.7 million.

Net cash used in investing activities of US$486.2 million for the third quarter of 2018 mainly included an advance to an affiliated company of US$390.9 million and capital expenditure payments of US$91.1 million.

Our total capital expenditure payments for the third quarter of 2019 were US$45.7 million, compared to US$91.1 million for the third quarter of 2018. Such capital expenditures for both periods were mainly associated with our development projects as well as enhancement to our integrated resort offerings.

Net cash used in investing activities was US$725.8 million for the nine months ended September 30, 2019, compared to US$689.4 million for the nine months ended September 30, 2018. The change was primarily due to an increase in advances to affiliated companies (including the advances to an affiliate for its Crown Acquisition as defined below), partially offset by a decrease in capital expenditure payments, as well as repayment of loan to an affiliated company and repayment of advance to an affiliated company during the nine months ended September 30, 2019.

Net cash used in investing activities of US$725.8 million for the nine months ended September 30, 2019 mainly included advances to affiliated companies of US$630.9 million (including advances to an affiliate of AUD879.8 million (approximately US$608.2 million) in June 2019 for the affiliate’s acquisition of approximately 9.99% ownership interest in Crown Resorts Limited (the “Crown Acquisition”)), capital expenditure payments of US$120.9 million and deposits for acquisition of property and equipment of US$18.3 million, partially offset by repayment of loan to an affiliated company of US$23.5 million and repayment of advance to an affiliated company of US$20.0 million.

Net cash used in investing activities of US$689.4 million for the nine months ended September 30, 2018 mainly included an advance to an affiliated company of US$390.9 million, capital expenditure payments of US$270.0 million and deposits for acquisition of property and equipment of US$23.7 million.

Our total capital expenditure payments for the nine months ended September 30, 2019 were US$120.9 million, compared to US$270.0 million for the nine months ended September 30, 2018. Such capital expenditures for both periods were mainly associated with our development projects, including Morpheus which opened in June 2018, as well as enhancement to our integrated resort offerings.

Financing Activities

Net cash used in financing activities amounted to US$39.1 million for the third quarter of 2019, which primarily represented the partial repayment of the revolving credit facility under the 2015 Credit Facilities of US$592.8 million, the scheduled repayment of the term loan under the 2015 Credit Facilities of US$11.2 million and dividend payment of US$83.0 million, partially offset by the issuance of US$600.0 million in aggregate principal amount of the 2027 Senior Notes and the proceed from the drawdown of the revolving credit facility under the 2015 Credit Facilities of US$50.0 million.

Net cash provided by financing activities amounted to US$164.8 million for the third quarter of 2018, which primarily represented the proceeds from the partial drawdowns of the revolving credit facility under the 2015 Credit Facilities of US$390.9 million, partially offset by the dividend payment of US$216.0 million and the scheduled repayment of the term loan under the 2015 Credit Facilities of US$11.3 million.

Net cash provided by financing activities amounted to US$278.0 million for the nine months ended September 30, 2019, which primarily represented the proceeds from the drawdowns of the revolving credit facility under the 2015 Credit Facilities of US$550.2 million and the issuance of US$500.0 million in aggregate principal amount of the 2026 Senior Notes and the US$600.0 million in aggregate principal amount of the 2027 Senior Notes, partially offset by the partial repayment of the revolving credit facility under the 2015 Credit Facilities of US$1,100.6 million, the scheduled repayment of the term loan under the 2015 Credit Facilities of US$33.6 million and dividend payments of US$235.0 million.

Net cash provided by financing activities amounted to US$23.1 million for the nine months ended September 30, 2018, which primarily represented the proceeds from the partial drawdowns of the revolving credit facility under the 2015 Credit Facilities of US$390.9 million, partially offset by the dividend payments of US$340.0 million and the scheduled repayment of the term loan under the 2015 Credit Facilities of US$33.8 million.

Indebtedness

The following table presents a summary of our gross indebtedness as of September 30, 2019:

As of September 30, 2019
(In thousands of US$)
2025 Senior Notes	$1,000,000
2026 Senior Notes	$500,000
2027 Senior Notes	$600,000
2015 Credit Facilities	$891,693

$2,991,693

Apart from the scheduled repayment of the term loan under the 2015 Credit Facilities of US$11.2 million during the third quarter of 2019, other significant changes in our gross indebtedness during and subsequent to the third quarter of 2019 are summarized below:

On July 17, 2019, we issued US$600.0 million in aggregate principal amount of the 2027 Senior Notes, the net proceeds of which were used for partial repayment of the revolving credit facility under the 2015 Credit Facilities. On July 24, 2019, we repaid HK$4.64 billion (approximately US$593 million) in aggregate principal amount of the revolving credit facility under the 2015 Credit Facilities, together with accrued interest and associated costs, from the net proceeds of the 2027 Senior Notes and cash on hand.

On August 30, 2019, we drew down HK$392.5 million (approximately US$50 million) of the revolving credit facility under the 2015 Credit Facilities.

Recent Developments

On October 22, 2019 and November 6, 2019, the sole director of our company declared a dividend of US$83,194.68 per share and US$54,076.54 per share, respectively, totaling US$165.0 million to the Parent.

Melco Resorts Finance Limited

Index To Unaudited Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2019

Melco Resorts Finance Limited

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

	September 30, 2019	December 31, 2018
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$724,172	$882,989
Accounts receivable, net	289,680	212,375
Amounts due from affiliated companies	340,830	228,933
Loan to an affiliated company	69,934	94,707
Inventories	26,447	25,042
Prepaid expenses and other current assets	52,524	46,108

Total current assets	1,503,587	1,490,154

PROPERTY AND EQUIPMENT, NET	2,875,062	2,973,673
GAMING SUBCONCESSION, NET	154,701	197,533
INTANGIBLE ASSETS	4,188	4,193
GOODWILL	81,278	81,376
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	62,015	74,691
ADVANCES TO AFFILIATED COMPANIES	1,613,550	1,019,246
OPERATING LEASE RIGHT-OF-USE ASSETS	49,294	—
LAND USE RIGHTS, NET	314,058	322,533

TOTAL ASSETS	$6,657,733	$6,163,399

LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES
Accounts payable	$17,395	$15,591
Accrued expenses and other current liabilities	1,220,691	1,377,916
Income tax payable	2,752	3,341
Operating lease liabilities, current	16,736	—
Current portion of long-term debt, net	584,173	44,304
Amounts due to affiliated companies	71,239	74,832

Total current liabilities	1,912,986	1,515,984

LONG-TERM DEBT, NET	2,370,263	2,404,258
OTHER LONG-TERM LIABILITIES	4,072	7,863
DEFERRED TAX LIABILITIES	11,351	11,654
OPERATING LEASE LIABILITIES, NON-CURRENT	38,315	—
ADVANCE FROM AN AFFILIATED COMPANY	2,074	1,953

TOTAL LIABILITIES	4,339,061	3,941,712

SHAREHOLDER’S EQUITY
Ordinary shares, par value $0.01; 5,000,000 shares authorized; 1,202 shares issued	—	—
Additional paid-in capital	1,849,785	1,849,785
Accumulated other comprehensive losses	(20,847)	(15,162)
Retained earnings	489,734	387,064

Total shareholder’s equity	2,318,672	2,221,687

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	$6,657,733	$6,163,399

Melco Resorts Finance Limited

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
OPERATING REVENUES
Casino	$1,140,107	$936,655	$3,365,097	$2,937,892
Rooms	51,497	50,235	151,261	115,917
Food and beverage	29,263	24,265	84,489	63,169
Entertainment, retail and other	74,648	77,457	223,558	231,887

Total operating revenues	1,295,515	1,088,612	3,824,405	3,348,865

OPERATING COSTS AND EXPENSES
Casino	(780,701)	(683,723)	(2,282,871)	(2,063,051)
Rooms	(14,838)	(15,317)	(44,016)	(33,705)
Food and beverage	(24,886)	(22,200)	(72,732)	(57,985)
Entertainment, retail and other	(17,617)	(17,628)	(45,845)	(49,117)
General and administrative	(218,989)	(212,453)	(655,702)	(601,476)
Pre-opening costs	(25)	(1,602)	(55)	(32,691)
Amortization of gaming subconcession	(14,206)	(14,309)	(42,601)	(42,928)
Amortization of land use rights	(2,697)	(2,715)	(8,087)	(8,148)
Depreciation and amortization	(68,615)	(68,489)	(211,503)	(160,900)
Property charges and other	(1,802)	(4,950)	(5,747)	(11,993)

Total operating costs and expenses	(1,144,376)	(1,043,386)	(3,369,159)	(3,061,994)

OPERATING INCOME	151,139	45,226	455,246	286,871

NON-OPERATING INCOME (EXPENSES)
Interest income	409	564	1,772	1,983
Interest expenses, net of capitalized interest	(36,816)	(19,096)	(95,145)	(34,505)
Loan commitment fees	(779)	(1,110)	(1,362)	(3,440)
Foreign exchange losses, net	(20,491)	(16)	(21,373)	(3,076)
Other (expenses) income, net	—	(9)	—	2

Total non-operating expenses, net	(57,677)	(19,667)	(116,108)	(39,036)

INCOME BEFORE INCOME TAX	93,462	25,559	339,138	247,835
INCOME TAX EXPENSE	(489)	(819)	(1,468)	(2,548)

NET INCOME	$92,973	$24,740	$337,670	$245,287

Melco Resorts Finance Limited

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash provided by operating activities	$171,580	$166,252	$290,096	$515,824

CASH FLOWS FROM INVESTING ACTIVITIES
Advances to affiliated companies	—	(390,875)	(630,923)	(390,875)
Payments for acquisition of property and equipment	(45,714)	(91,105)	(120,890)	(270,016)
Deposits for acquisition of property and equipment	(10,659)	(4,268)	(18,274)	(23,671)
Proceeds from sale of property and equipment	672	92	810	443
Repayment of advance to an affiliated company	—	—	20,000	—
Repayment of loan to an affiliated company	—	—	23,478	—
Loan to an affiliated company	—	—	—	(5,325)

Net cash used in investing activities	(55,701)	(486,156)	(725,799)	(689,444)

CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on long-term debt	(603,983)	(11,279)	(1,134,169)	(33,836)
Dividends paid	(83,000)	(216,000)	(235,000)	(340,000)
Payments of deferred financing costs	(6,566)	—	(11,819)	—
Principal payments on finance lease liabilities	(13)	(31)	(46)	(71)
Funds from an affiliated company	4,411	1,214	8,819	6,127
Proceeds from long-term debt	650,039	390,875	1,650,166	390,875

Net cash (used in) provided by financing activities	(39,112)	164,779	277,951	23,095

EFFECT OF FOREIGN EXCHANGE ON CASH AND CASH EQUIVALENTS	(3,105)	—	(1,065)	—

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	73,662	(155,125)	(158,817)	(150,525)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	650,510	841,905	882,989	837,305

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$724,172	$686,780	$724,172	$686,780

SUPPLEMENTAL CASH FLOW DISCLOSURES
Cash paid for interest, net of amounts capitalized	$(11,443)	$(3,285)	$(57,879)	$(10,248)
Cash paid for income taxes	—	—	(2,340)	—
Cash paid for amounts included in the measurement of lease liabilities - operating cash flows from operating leases	(4,925)	—	(15,955)	—
Operating lease liabilities arising from obtaining operating lease right-of-use assets	2,936	—	4,109	—
Change in accrued expenses and other current liabilities and other long-term liabilities related to property and equipment	(2,593)	(30,223)	23,210	49,154
Deferred financing costs included in accrued expenses and other current liabilities	1,075	—	2,287	—

F-4